Report of
Independent Registered
Public Accounting Firm

The Board of Trustees of
Dreyfus High Yield Strategies Fund:
We have examined management's
assertion, included in the
accompanying Management
Statement Regarding Compliance
With Certain Provisions of the
Investment Company Act of 1940,
that Dreyfus High Yield Strategies
Fund (the "Fund") complied with the
requirements of subsections (b) and
(c) of Rule 17f-2 under the
Investment Company Act of 1940 as
of March 31, 2013, and from June
30, 2012 through March 31, 2013,
with respect to securities reflected in
the investment accounts of the Fund.
Management is responsible for the
Fund's compliance with those
requirements.  Our responsibility is to
express an opinion on management's
assertion about the Fund's
compliance based on our
examination.

Our examination was conducted in
accordance with the standards of the
Public Company Accounting
Oversight Board (United States)
and, accordingly, included
examining, on a test basis, evidence
about the Fund's compliance with
those requirements and performing
such other procedures as we
considered necessary in the
circumstances.  Included among our
procedures were the following tests
performed as of March 31, 2013 and
with respect to agreement of security
purchases and sales, for the period
from June 30, 2012 (the date of our
last examination), through March 31,
2013:
1.	Examination of The Bank of
New York Mellon's (the
"Custodian") security
position reconciliations for all
securities held by sub
custodians and in book entry
form;
2.	Confirmation of all securities
hypothecated, pledged or
placed in escrow with
brokers;
3.	Count and inspection of all
securities located in the vault
of the Custodian in New
York City;
4.	Reconciliation between the
Fund's accounting records
and the Custodian's records
as of March 31, 2013;
5.	Agreement of pending
purchase activity for the
Fund as of March 31, 2013 to
documentation of
corresponding subsequent
bank statements;
6.	Agreement of pending sale
activity for the Fund as of
March 31, 2013 to
documentation of
corresponding subsequent
bank statements;
7.	Agreement of five purchases
and five sales from the period
June 30, 2012 (the date of
our last examination) through
March 31, 2013 from the
books and records of the
Fund to the bank statements
noting that they had been
accurately recorded and
subsequently settled;
8.	Review of the BNY Mellon
Asset Servicing Report on
Controls Placed in Operation
and Tests of Operating
Effectiveness ("SOC 1
Report") for the period April
1, 2012 to March 31, 2013
and noted no relevant
findings were reported in the
areas of Asset Custody and
Control.
We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Fund's compliance with specified
requirements.
In our opinion, management's
assertion that the Fund complied
with the requirements of subsections
(b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 as
of March 31, 2013, and from June
30, 2012 through March 31, 2013,
with respect to securities reflected in
the investment accounts of the Fund
is fairly stated, in all material
respects.
This report is intended solely for the
information and use of management
and the Board of Trustees of the
Dreyfus High Yield Strategies Fund
and the Securities and Exchange
Commission and is not intended to
be and should not be used by anyone
other than these specified parties.

/s/ KPMG LLP
New York, New York
July 26, 2013
July 26, 2013


Management Statement Regarding
Compliance With
Certain Provisions of the
Investment Company Act of 1940

Management of Dreyfus High Yield
Strategies Fund (the "Fund"), is
responsible for complying with the
requirements of subsections (b) and
(c) of Rule 17f-2, "Custody of
Investments by Registered
Management Investment
Companies," of the Investment
Company Act of 1940.  Management
is also responsible for establishing
and maintaining effective internal
controls over compliance with those
requirements. Management has
performed an evaluation of the
Fund's compliance with the
requirements of subsections (b) and
(c) of Rule 17f-2 as of March 31,
2013 and from June 30, 2012
through March 31, 2013.
Based on the evaluation,
Management asserts that the Fund
was in compliance with the
requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment
Company Act of 1940 as of March
31, 2013 and from June 30, 2012
through March 31, 2013 with respect
to securities reflected in the
investment accounts of the Fund.

Dreyfus High Yield Strategies Fund


Jim Windels
Treasurer

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